FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Exclusive negotiations on O2UK	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretary General and

of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica and Hutchison Whampoa Group have agreed to enter into exclusive negotiations for the potential acquisition by the latter of Telefónica’s subsidiary in the UK (O2 UK) for an indicative price in cash (firm value) of £10.25bn (approximately €13.5bn); composed of (i) an initial amount of £9.25bn (approximately €12.2bn) which would be paid at closing and (ii) an additional deferred payment of £1.0bn (approximately €1.3bn) to be paid once the cumulative cash flow of the combined company in the UK has reached an agreed threshold.

The exclusivity period will last several weeks, allowing Telefónica and Hutchison Whampoa Group to negotiate definitive agreements, while Hutchison Whampoa Group completes its due diligence over Telefónica’s subsidiary in the UK (O2 UK).

Madrid, January 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: January 23rd , 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors